UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 28, 2023

MOBIV ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Delaware	001-41464	87-4345206
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204

Newark, Delaware 19711

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (302) 738-6680

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.000001 per share, and one warrant to acquire one share of Class A common stock	MOBVU	The Nasdaq Stock Market LLC
Class A common stock included as part of the Units	MOBV	The Nasdaq Stock Market LLC
Warrants included as part of the Units	MOBVW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

On July 28, 2023, Mobiv Acquisition Corp, a Delaware corporation (“SPAC”) entered into a satisfaction and discharge of indebtedness (the “Satisfaction and Discharge”) with EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), pursuant to which, among other things, EF Hutton agreed to accept $1,000,000 in cash and a 12-month right of participation, beginning on the date of the closing of the SPAC’s initial business combination, in lieu of the full deferred underwriting commission of $3,501,750 in cash.

The foregoing description of the Satisfaction and Discharge is qualified in its entirety by reference to the full text of the Satisfaction and Discharge, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Satisfaction and Discharge of Indebtedness, dated July 28, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobiv Acquisition Corp

	By:	/s/ Peter Bilitsch
	Name:	Peter Bilitsch
	Title:	Chief Executive Officer

Date: August 3, 2023

Exhibit 10.1

SATISFACTION AND DISCHARGE OF INDEBTEDNESS PURSUANT TO

UNDERWRITING AGREEMENT DATED MAY 4, 2021

JULY 28 , 2023

This Satisfaction and Discharge of Indebtedness (the “Satisfaction and Discharge”) is made and entered into to be effective as of July 28 , 2023, by and between Mobiv Acquisition Corp., a Delaware corporation (the “Company”) and EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement (as defined below).

RECITALS

WHEREAS, the Company and EF Hutton are parties to an Underwriting Agreement dated August 3, 2022 (the “August 3 Underwriting Agreement”) and an Amendment No. 1 to the August 3 Underwriting Agreement, dated January 27, 2023 (the “Amendment No. 1”, together with the August 3 Underwriting Agreement, the “Underwriting Agreement”);

WHEREAS, the Sections 1.3 and 3.16 of Underwriting Agreement provide the principal sum of $3,501,750 (the “Deferred Underwriting Commission”) shall be payable to EF Hutton upon the consummation of the Company’s initial business combination, and the Company agreed that it will cause the Trustee to pay the Deferred Underwriting Commission directly from the Trust Account to EF Hutton.

WHEREAS, on March 13, 2023, the Company announced that it entered into an agreement and plan of merger with SRIVARU Holdings Limited, a Cayman Islands exempted company (“SVH”) and Pegasus Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of SVH that will result at the closing of the business combination in the Company changing its name to SRIVARU Holdings Ltd. (the “Business Combination”).

WHEREAS, the Business Combination is anticipated to close on or about August, 2023, at which time, the Deferred Underwriting Commission to EF Hutton would be immediately due and payable.

WHEREAS, the Company has requested of EF Hutton that in lieu of the Company tendering the full amount of the Deferred Underwriting Commission ($3,501,750) in cash, EF Hutton accept cash in full and final payment and satisfaction of the Deferred Underwriting Commission.

WHEREAS, in lieu of collecting the full amount of the Deferred Underwriting Commission in cash at the time of the closing of the Business Combination, EF Hutton hereby agrees to accept as full payment and satisfaction of the Deferred Underwriting Commission, the payment of $1,000,000 in cash on the date of the closing of the Business Combination (“Closing”) and the Company providing EF Hutton with the “Right of Participation” set forth herein.

Except as expressly set forth herein, for clarity, this Agreement is not intended to, and shall not serve to affect, modify or amend the Underwriting Agreement.

NOW THEREFORE, in exchange for mutual covenants and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties to this Satisfaction and Discharge, agree as follow:

ARTICLE I

CONDITIONS TO SATISFACTION AND DISCHARGE

1.1

Notwithstanding anything contained in the Underwriting Agreement to the contrary, EF Hutton shall acknowledge the satisfaction and discharge of the Deferred Underwriting Commission and shall acknowledge that the Company’s obligations to pay the Deferred Underwriting Commission in its entirety under the Underwriting Agreement have automatically been satisfied and discharged, if on the Closing the Company wires or causes to be wired One Million Dollars ($1,000,000) (the “Payment”) to the bank account of EF Hutton (pursuant to the wire instructions provided by EF Hutton in writing to the Company in advance of the Closing).

1.2

Upon delivery of the Payment in accordance with Section 1.1 above, any obligations pursuant to the Underwriting Agreement to deliver to EF Hutton the Deferred Underwriting Commission shall be automatically discharged and satisfied.

1.3

In addition to the consideration set forth in Section 1.1 above, the Company also agrees that for the period commencing on the date of the closing of a Business Combination until the twelve (12) month anniversary of the closing of a Business Combination (the “Right of Participation Period”), EF Hutton shall have an irrevocable right of participation (the “Right of Participation”) to act as an investment banker, joint book-runner, and/or placement agent, at EF Hutton’s sole discretion, for no less than fifty percent (50%) of the total economics for each and every domestic US public and private equity and equity-linked offering consummated during the Right of Participation Period (each, a “Subject Transaction”), of the Company, or any successor to or any current or future subsidiary of the Company, on commercially customary terms and conditions for such Subject Transactions. For the avoidance of doubt, EF Hutton shall have no Right of Participation for any debt offerings consummated during the Right of Participation Period. Notwithstanding the foregoing, EF Hutton shall have a Right of Participation for equity linked debt offerings solely during the Right of Participation Period. With respect to any Right of Participation, EF Hutton shall only be entitled to fees relating to a Subject Transaction to the extent EF Hutton identifies and first introduces investors to the Company that participate in such Subject Transaction. EF Hutton hereby agrees and acknowledges that this Section 1.3 shall completely and fully supersede section 3.33 of the August 3 Underwriting Agreement, as amended by the Amendment No. 1.

ARTICLE II

[INTENTIONALLY DELETED]

ARTICLE III

MISCELLANEOUS PROVISIONS

3.1 This Satisfaction and Discharge shall be governed by and construed in accordance with the laws of the State of New York, without reference or regard to its principles of conflicts of law except Sections 5-1401 and 5-1402 of New York General Obligations Law if applicable.

3.2 This Satisfaction and Discharge may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, EF Hutton and the Company have caused their corporate names to be hereunto affixed, and this instrument to be signed by their respective authorized officers, all as of the day and year first above written.

EF HUTTON,
DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

MOBIV ACQUIISITION CORP.

By:	/s/ Peter Bilitsch
Name:	Peter Bilitsch
Title:	Chief Executive Officer

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